UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Terra Nitrogen Company, L.P.

(Name of Issuer)

Common Units of Limited Partnership Interests

(Title of Class of Securities)

881005 20 1

(CUSIP Number)

Douglas C. Barnard

Senior Vice President, General Counsel and Secretary

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois 60015

Telephone: (847) 405-2400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

June 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person TERRA LP HOLDINGS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person TERRA NITROGEN CORPORATION (Solely due to an indirect ownership of 13,889,014 Common Units through its wholly owned subsidiary, Terra LP Holdings LLC)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person CO

* See Item 5.

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person TERRA CAPITAL, INC. (Solely due to an indirect ownership of 13,889,014 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person CO

* See Item 5.

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person TERRA CAPITAL HOLDINGS, INC. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person CO

* See Item 5.

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person TERRA INDUSTRIES INC. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person CO

* See Item 5.

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person CF INDUSTRIES, INC. (Solely due to an indirect ownership through its wholly owned subsidiary, Terra Industries Inc.)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person CO

* See Item 5.

CUSIP No. 881005 20 1		13D/A

1	Name of Reporting Person CF INDUSTRIES HOLDINGS, INC. (Solely due to an indirect ownership through its wholly owned subsidiary, CF Industries, Inc.)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person CO

* See Item 5.

CUSIP No. 881005 20 1	13D/A

Item 1.                                 Security and Issuer.

This Amendment No. 3 amends the statement on Schedule 13D filed April 15, 2010, as amended by Amendment No. 1 filed December 22, 2010, and as amended by Amendment No. 2 filed July 1, 2011 (as amended by this Amendment No. 3, this “Statement”) of the Reporting Persons relating to common units of limited partnership interests (the “Common Units”) of Terra Nitrogen Company, L.P., a Delaware limited partnership (“TNCLP”).  The principal executive offices of TNCLP are at 4 Parkway North, Suite 400, Deerfield, IL 60015-2590.

Item 2.                                 Identity and Background.

Item 2 is hereby amended by deleting the text of the third, fourth, and fifth paragraphs thereof and replacing them with the following:

“(a)—(f) The name, business address, present principal occupation or employment and citizenship of each executive officer and director of each of the Reporting Persons is set forth on Annex A to this Statement, which is incorporated herein by reference.

(d) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Annex A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.”

Annex A to the Statement is hereby amended by replacing it in its entirety with Annex A attached hereto.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following paragraph as the fourth paragraph thereof:

“On June 30, 2012, TNC transferred 184,072 Class B Units of limited partnership interests (the “Class B Units”), a 0.975% limited partner interest in Terra Nitrogen, Limited Partnership, a Delaware limited partnership (“the OLP”), and 80% of certain Incentive Distribution Rights, as defined in Exhibit 1, to LP Holdings as a contribution to LP Holdings’ capital.”

CUSIP No. 881005 20 1	13D/A

Item 4.                                 Purpose of Transaction.

Item 4 is hereby amended by the addition of the following paragraph as the seventh paragraph thereof:

“On June 29, 2012, TNC entered into a Contribution and Assumption Agreement (the “Contribution Agreement”) with LP Holdings.  Pursuant to the Contribution Agreement, TNC contributed 184,072 Class B Units, a 0.975% limited partner interest in the OLP and 80% of certain Incentive Distribution Rights, to LP Holdings as a contribution to LP Holdings’ capital.”

Item 5.                                 Interest in Securities of the Issuer.

Item 5(a) is hereby amended by deleting the text of the fourth paragraph thereof and replacing it with the following:

“Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.”

Item 5(c) is hereby amended by deleting the text of the first paragraph thereof and replacing it with the following:

“Neither the Reporting Persons nor, to the best of the Reporting Person’ knowledge, any person named on Annex A hereto, has effected any transaction in the Common Units during the past 60 days.”

Item 7.                                 Material to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit 1             Contribution and Assumption Agreement, dated as of June 29, 2012, entered into by and between Terra Nitrogen Corporation, a Delaware corporation and Terra LP Holdings LLC, a Delaware limited liability company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 10, 2012

CF INDUSTRIES HOLDINGS, INC.

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

CF INDUSTRIES, INC.

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

TERRA INDUSTRIES, INC.

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

TERRA CAPITAL HOLDINGS, INC.

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

TERRA CAPITAL, INC.

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

TERRA NITROGEN CORPORATION

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

TERRA LP HOLDINGS LLC

by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 1

Contribution and Assumption Agreement, dated as of June 29, 2012, entered into by and between Terra Nitrogen Corporation, a Delaware corporation and Terra LP Holdings LLC, a Delaware limited liability company.

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following is a list of the executive officers and directors of the Reporting Persons, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Unless otherwise indicated, the current business address of each person is 4 Parkway North, Suite 400, Deerfield, Illinois 60015-2590. All executive officers and directors listed below are citizens of the United States. Capitalized terms used but not otherwise defined in this Annex A have the meaning ascribed to them in this Amendment to the Schedule 13D, to which this Annex A is attached.

Board of Directors of CF Holdings.

Name	Present Position with CF Holdings or Other Principal Occupation or Employment	Business Address (if other than CF Holdings)

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, CF Holdings

Robert C. Arzbaecher	Director, CF Holdings Chairman of the Board, President and Chief Executive Officer, Actuant Corporation, a manufacturer and marketer of industrial products and systems	N86 W12500 Westbrook Crossing, Menomonee Falls, Wisconsin 53051

William Davisson	Director, CF Holdings

Stephen A. Furbacher	Director, CF Holdings

Stephen J. Hagge

Director, CF Holdings

President and Chief Executive Officer, AptarGroup, Inc., a global supplier of innovative dispensing systems for the fragrance/cosmetic, personal care, pharmaceutical, household and food/beverage markets

475 West Terra Cotta Avenue, Suite E Crystal Lake, Illinois 60014-9695

John D. Johnson	Director, CF Holdings

Robert G. Kuhbach	Director, CF Holdings

Edward A. Schmitt	Director, CF Holdings

Executive Officers of CF Holdings.

Name	Present Position with CF Holdings

Stephen R. Wilson	Chairman of the Board, President, and Chief Executive Officer, CF Holdings

Douglas C. Barnard	Senior Vice President, General Counsel, and Secretary, CF Holdings

Bert A. Frost	Senior Vice President, Sales and Market Development, CF Holdings

Richard A. Hoker	Vice President and Corporate Controller, CF Holdings

Wendy S. Jablow Spertus	Senior Vice President, Human Resources, CF Holdings

Dennis P. Kelleher	Senior Vice President and Chief Financial Officer , CF Holdings

Philipp P. Koch	Senior Vice President, Supply Chain, CF Holdings

Lynn F. White	Vice President, Corporate Development, CF Holdings

W. Anthony Will	Senior Vice President, Manufacturing and Distribution, CF Holdings

Board of Directors of CF Industries.

Name	Present Position with CF Industries or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, CF Industries

Douglas C. Barnard	Director, CF Industries Senior Vice President, General Counsel, and Secretary, CF Industries

Dennis P. Kelleher	Director, CF Industries Senior Vice President and Chief Financial Officer, CF Industries

Executive Officers of CF Industries.

Name	Present Position with CF Industries or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, CF Industries

Douglas C. Barnard	Senior Vice President, General Counsel, and Secretary, CF Industries

Bert A. Frost	Senior Vice President, Sales and Market Development, CF Industries

Richard A. Hoker	Vice President and Corporate Controller, CF Industries

Wendy S. Jablow Spertus	Senior Vice President, Human Resources, CF Industries

Dennis P. Kelleher	Senior Vice President and Chief Financial Officer, CF Industries

Philipp P. Koch	Senior Vice President, Supply Chain, CF Industries

Lynn F. White	Vice President, Corporate Development, CF Industries

W. Anthony Will	Senior Vice President, Manufacturing and Distribution, CF Industries

Board of Directors of Terra:

Name	Present Position with Terra or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, Terra

Douglas C. Barnard	Director, Terra Senior Vice President, General Counsel, and Secretary, Terra

Dennis P. Kelleher	Director, Terra Senior Vice President and Chief Financial Officer, Terra

Executive Officers of Terra:

Name	Present Position with Terra or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, Terra

Douglas C. Barnard	Senior Vice President, General Counsel, and Secretary, Terra

Bert A. Frost	Senior Vice President, Sales and Market Development

Richard A. Hoker	Vice President and Corporate Controller, Terra

Dennis P. Kelleher	Senior Vice President and Chief Financial Officer, Terra

Philipp P. Koch	Senior Vice President, Supply Chain, Terra

W. Anthony Will	Senior Vice President, Manufacturing and Distribution, Terra

Board of Directors of Terra Holdings:

Name	Present Position with Terra Holdings or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, Terra Holdings

Douglas C. Barnard	Director, Terra Holdings Senior Vice President, General Counsel, and Secretary, Terra Holdings

Dennis P. Kelleher	Director, Terra Holdings Senior Vice President and Chief Financial Officer, Terra Holdings

Executive Officers of Terra Holdings:

Name	Present Position with Terra Holdings or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, Terra Holdings

Douglas C. Barnard	Senior Vice President, General Counsel, and Secretary, Terra Holdings

Bert A. Frost	Senior Vice President, Sales and Market Development, Terra Holdings

Richard A. Hoker	Vice President and Corporate Controller, Terra Holdings

Dennis P. Kelleher	Senior Vice President and Chief Financial Officer, Terra Holdings

Philipp P. Koch	Senior Vice President, Supply Chain, Terra Holdings

W. Anthony Will	Senior Vice President, Manufacturing and Distribution, Terra Holdings

Board of Directors of Terra Capital:

Name	Present Position with Terra Capital or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, Terra Capital

Douglas C. Barnard	Director, Terra Capital Senior Vice President, General Counsel, and Secretary, Terra Capital

Dennis P. Kelleher	Director, Terra Capital Senior Vice President and Chief Financial Officer, Terra Capital

Executive Officers of Terra Capital:

Name	Present Position with Terra Capital or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, Terra Capital

Douglas C. Barnard	Senior Vice President, General Counsel, and Secretary, Terra Capital

Bert A. Frost	Senior Vice President, Sales and Market Development, Terra Capital

Richard A. Hoker	Vice President and Corporate Controller, Terra Capital

Dennis P. Kelleher	Senior Vice President and Chief Financial Officer, Terra Capital

Philipp P. Koch	Senior Vice President, Supply Chain, Terra Capital

W. Anthony Will	Senior Vice President, Manufacturing and Distribution, Terra Capital

Board of Directors of TNC:

Name	Present Position with TNC or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, TNC

Douglas C. Barnard	Director, TNC Senior Vice President, General Counsel, and Secretary, TNC

Dennis P. Kelleher	Director, TNC Senior Vice President and Chief Financial Officer, TNC

Executive Officers of TNC:

Name	Present Position with TNC or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, TNC

Douglas C. Barnard	Senior Vice President, General Counsel, and Secretary, TNC

Bert A. Frost	Senior Vice President, Sales and Market Development, TNC

Richard A. Hoker	Vice President and Corporate Controller, TNC

Dennis P. Kelleher	Senior Vice President and Chief Financial Officer, TNC

Philipp P. Koch	Senior Vice President, Supply Chain, TNC

W. Anthony Will	Senior Vice President, Manufacturing and Distribution, TNC

Board of Directors of LP Holdings:

Name	Present Position with LP Holdings or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, LP Holdings

Douglas C. Barnard	Director, LP Holdings Senior Vice President, General Counsel, and Secretary, LP Holdings

Dennis P. Kelleher	Director, LP Holdings Senior Vice President and Chief Financial Officer, LP Holdings

Executive Officers of LP Holdings:

Name	Present Position with LP Holdings or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, LP Holdings

Douglas C. Barnard	Senior Vice President, General Counsel, and Secretary, LP Holdings

Bert A. Frost	Senior Vice President, Sales and Market Development, LP Holdings

Richard A. Hoker	Vice President and Corporate Controller, LP Holdings

Dennis P. Kelleher	Senior Vice President and Chief Financial Officer, LP Holdings

Philipp P. Koch	Senior Vice President, Supply Chain, LP Holdings

W. Anthony Will	Senior Vice President, Manufacturing and Distribution, LP Holdings